[ING STATIONERY] December 2, 2008

EDGAR

Ellen J. Sazzman Senior Counsel Division of Investment Management Office of Insurance Products U.S. Securities and Exchange Commission 100 F Street NE, Room 1580 Washington, DC 20549

Re:	File Nos.: 333-85618; 811-07935
Separate Account NY-B
CIK: 0001027285
Product Name: ING Empire Traditions

FORM AW

Dear Ms. Sazzman:

Pursuant to Rule 477 under the Securities Act of 1933, we are writing to request withdrawal of the following post-effective amendments:

PEA No. 29 filed on May 28, 2008 pursuant to rule 485(a) –
SEC Accession No. 0000836687-08-000316
PEA No. 30 filed on August 13, 2008 pursuant to rule 485(b)(1)(iii) –
SEC Accession No. 0000836687-08-000374
PEA No. 31 filed on September 12, 2008 pursuant to rule 485(b)(1)(iii) –
SEC Accession No. 0000836687-08-000452
PEA No. 32 filed on October 10, 2008 pursuant to rule 485(b)(1)(iii) –
SEC Accession No. 0000836687-08-000467
PEA No. 33 filed on November 6, 2008 pursuant to rule 485(b)(1)(iii) –
SEC Accession No. 0000836687-08-000473

We have decided to no longer pursue the product changes originally contemplated. No securities were sold in connection with these amendments. Please call me if you have any questions or comments.

Respectfully,

/s/ John S. Kreighbaum
John S. (Scott) Kreighbaum
Counsel

1475 Dunwoody Drive	ReliaStar Life Insurance Company of New York
West Chester, PA 19380
Tel: (610) 425-3404
Fax: (610) 425-3520